1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	September 8, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC August 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Sep. 8, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for August 2022: On a consolidated basis, revenue for August 2022 was approximately NT$218.13 billion, an increase of 16.8 percent from July 2022 and an increase of 58.7 percent from August 2021. Revenue for January through August 2022 totaled NT$1,430.11 billion, an increase of 43.5 percent compared to the same period in 2021.

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)
Period	August 2022	July 2022	M-o-M Increase (Decrease) %	August 2021	Y-o-Y Increase (Decrease) %	January to August 2022	January to August 2021	Y-o-Y Increase (Decrease) %
Net Revenue	218,132	186,763	16.8	137,427	58.7	1,430,112	996,540	43.5

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.co

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Aug.	Net Revenue	218,132,391	137,427,162
	Jan. ~ Aug.	Net Revenue	1,430,111,761	996,540,313

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		80,852,011	38,904,340
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		624,088,298	2,531,515
	TSMC**			228,165,000
	TSMC***			244,362,267
	TSMC Japan Ltd.****		308,546	289,740

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	190,227,566
	Mark to Market Profit/Loss	2,234,230
	Unrealized Profit/Loss	2,725,421
Expired Contracts	Notional Amount	719,601,577
	Realized Profit/Loss	(7,434,643)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	19,406,864
	Mark to Market Profit/Loss	(352,370)
	Unrealized Profit/Loss	(324,776)
Expired Contracts	Notional Amount	218,750,659
	Realized Profit/Loss	(2,139,779)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	6,321,825
	Mark to Market Profit/Loss	114,361
	Unrealized Profit/Loss	125,680
Expired Contracts	Notional Amount	78,512,075
	Realized Profit/Loss	(414,926)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,400,296
	Mark to Market Profit/Loss	11,171
	Unrealized Profit/Loss	15,937
Expired Contracts	Notional Amount	10,848,485
	Realized Profit/Loss	187,079
Equity price linked product (Y/N)		N

Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	2,980,430
	Realized Profit/Loss	22,145
Equity price linked product (Y/N)		N

‧TSMC Arizona
Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(24,270)
Expired Contracts	Notional Amount	27,877,770
	Realized Profit/Loss	1,380,966
Equity price linked product (Y/N)		N